Exhibit 97.1
NEWS CORPORATION
INCENTIVE-BASED COMPENSATION CLAWBACK POLICY
November 15, 2023

Recoupment of Incentive-Based Compensation
It is the policy of News Corporation (the “Company”) that, in the event the Company is required to prepare an accounting restatement of the Company’s financial statements (including any such correction recorded in the Company’s current period financial statements) due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements. This policy is effective as of October 2, 2023 (the “Effective Date”).
Policy Administration and Definitions
This policy is administered by the Compensation Committee (the “Committee”) of the Company’s Board of Directors (the “Board”) and is intended to comply with, and as applicable to be administered and interpreted consistent with, Listing Standard 5608 adopted by the Nasdaq Stock Market to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).
For purposes of this policy:
“Covered Executive” means any officer of the Company as defined under Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended.
“Incentive-Based Compensation” means any compensation granted, earned or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after the Effective Date and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation.
A “financial reporting measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return.
Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.
“Recovery Period” means the three completed fiscal years immediately preceding the Restatement Trigger Date and any “transition period” as prescribed under Rule 10D-1.

“Restatement Trigger Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officer(s) of the Company authorized to take such action if Board action is not required concludes, or reasonably should have concluded, that the Company is required to prepare the applicable accounting restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare the accounting restatement.
If the Committee determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this policy. For Incentive-Based Compensation based on stock price or total shareholder return, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. The Company will maintain and will provide to the Nasdaq Stock Market documentation of all determinations and actions taken in complying with this policy. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis. Any determinations made by the Committee under this policy shall be final and binding on all affected individuals.
The Company shall have discretion to determine the appropriate means of any recovery pursuant to this policy, including by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, reimbursement, or by such other means or combination of means as the Committee determines to be appropriate. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. The Company is authorized to take appropriate steps to implement this policy with respect to Incentive-Based Compensation arrangements with Covered Executives.

Any right of recoupment or recovery pursuant to this policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, any other recoupment that may be required by law and any other legal remedies available to the Company. The Company shall not indemnify any Covered Executive against the loss of any Incentive-Based Compensation (or provide any advancement of expenses in such instance), including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential recovery obligations under this policy.
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